Mail Stop 3561
                                                               September 7,
2018


    Inderpreet Singh Wadhwa
    Chairman of the Board of Directors and Chief Executive Officer Azure Power Global Limited
    3rd Floor, Asset 301-304 and 307
    Worldmark 3, Aerocity, New Delhi 110037, India

            Re:    Azure Power Global Limited
                   Registration Statement on Form F-3
                   Filed August 31, 2018
                   File No. 333-227164

    Dear Mr. Wadhwa:

           This is to advise you that we have not reviewed and will not review your registration statement.

            Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Please contact Katherine Bagley at (202) 551-2545 with any questions.


                                                               Sincerely,

                                                               /s/ Mara L.
Ransom

                                                               Mara L. Ransom
                                                               Assistant
Director
                                                               Office of
Consumer Products